K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

April 27, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re:   John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to comments received by telephone on April 9, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 154 under the Securities Act of 1933, as amended, and Amendment No. 156 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 27, 2015, accession no. 0001133228-15-000611 (the “Amendment”). The Amendment relates to the registration of newly established Class I shares of Lifestyle Aggressive Portfolio, Lifestyle Growth Portfolio, Lifestyle Balanced Portfolio, Lifestyle Moderate Portfolio, and Lifestyle Conservative Portfolio (each a “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, and each comment applies to each Fund.

I.	Prospectus Comments

1.	Comment — The staff notes that material information is missing from the Amendment. Please include all missing information in the definitive filing.

Response — The Trust will include all missing information in a definitive form of prospectus and Statement of Additional Information (“SAI”) for the Funds.

2.	Comment — The first footnote in the fee table states that “Other expenses” are estimated for the first year of operations of the stated class of shares. Please delete this footnote because the Fund is not a “New Fund” as defined in Item 3 of Form N-1A, which specifically permits “Other expenses” to be estimated for such types of funds.

Response — The Fund respectfully declines to make the requested change. Although the Fund is not a “New Fund” as defined in Item 3 of Form N-1A, there is no historical information for “other expenses” relating to the newly established share classes of the Fund and, consequently, the Fund must necessarily estimate such expenses.

The Trust respectfully notes that, although Form N-1A requires a fund to base its “Annual Fund Operating Expenses” (which include “Other Expenses”) on amounts incurred during the fund’s most recent fiscal year, the Form does not address the disclosure of “Other Expenses” for newly established share classes with no prior operating history. Accordingly, in the absence of specific guidance in the Form regarding the disclosure of “Other Expenses” for new share classes, the

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Trust believes that providing a good faith estimate of “Other expenses” for a new share class based on expected asset levels for the first 12 months of the new share class’s operations is a reasonable approach to disclosing expense information in a manner that is not misleading, and provides more meaningful information than merely disclosing the amount historically incurred by a different share class of the fund.

The Trust also respectfully notes that other fund complexes provide similar disclosure regarding the “Other Expenses” of a new share class.

3.	Comment — In any fee table that includes a contractual expense limitation, please disclose in a footnote who can terminate such an arrangement, and under what circumstances.

Response — A Fund’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. The Trust discloses that a Fund’s contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — In “Fund summary — Payments to broker-dealers and other financial intermediaries,” please add the word “broker” in the phrase “the fund and its related companies may pay the intermediary for the sale of fund shares and related services.”

Response — The Trust has made the requested change.

5.	Comment — In “Fund details—Principal Investment strategies,” for Lifestyle Aggressive Portfolio, it is stated that “Current income is not a consideration.” Consistent with Instruction 3 to Item 9(b)(1) of Form N-1A, please delete this statement as it describes a “negative strategy,” which is not considered a principal investment strategy of this Fund.

Response — The Trust respectfully declines to make any change in response to this comment. For Lifestyle Aggressive Portfolio, the statement “Current income is not a consideration” is intended to distinguish this Fund from the other Funds described in the prospectus. The principal investment strategies of each Fund are designed to conform to different risk tolerance investor profiles. Accordingly, the Trust believes that it is important to distinguish between Lifestyle Aggressive Portfolio, for which current income is not a consideration, and the other Funds, which seek current income as part of their principal investment strategies.

6.	Comment — In accordance with Item 1(b)(4) of Form N-1A, please revise the Trust’s Investment Company Act file number to appear in a type size smaller than that generally used in the prospectus.

Response — The Trust has made the requested change.

II.	SAI Comment

7.	Comment — In “High Yield (High Risk) Securities,” please disclose that such securities are commonly known as junk bonds.

Response — The Trust has made the requested change.

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendments; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Thomas Dee, Assistant Secretary of the Trust, at (617) 663-4311.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc: Thomas Dee